UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
11 May 2026

Elevra Announces Agreement to Sell Ewoyaa Project Interest

North American lithium producer Elevra Lithium Limited ("Elevra" or "Company") (ASX:ELV; NASDAQ:ELVR) is pleased to announce that it has entered into an agreement to sell its interest in the Ewoyaa Lithium Project ("Ewoyaa Project") in Ghana to Zhejiang Huayou Cobalt Co, Ltd. ("Huayou"). Upon closing of the transaction, expected in Q1FY27, Elevra will receive approximately US$71 million (before fees and taxes) in cash.

Under the terms of the agreement, Huayou has agreed to purchase all of Elevra's rights and interests, inclusive of Elevra's offtake rights, in the Ewoyaa Project. As announced to the ASX1, Huayou has entered into a binding Scheme Implementation Deed with Atlantic Lithium Limited (ASX:A11) ("Atlantic") to acquire 100% of Atlantic’s interest in the Ewoyaa Project via a Scheme of Arrangement for US$210 million in cash, payable at closing. Elevra currently owns 32,517,598 shares in Atlantic, or approximately 4.1% of the outstanding shares. Importantly, Huayou’s acquisition of Elevra’s interests in the Ewoyaa Project is not contingent on Huayou’s acquisition of Atlantic Lithium.

Selling its interests in the Ewoyaa Project allows Elevra to sharpen its focus on core North American assets while simplifying the corporate and operational structure by removing complexities associated with Ewoyaa's joint venture ownership framework and offtake arrangements. The sale also eliminates Elevra's ongoing funding commitment to develop the Ewoyaa Project.

Proceeds from the transaction will provide Elevra with additional financial flexibility and are expected to support the advancement of the Company's other growth projects to create long-term shareholder value.

Completion of Elevra’s transaction with Huayou remains subject to Ghanaian regulatory approvals and is expected to be completed by the end of Q1FY27.

Elevra’s Chief Executive Officer and Managing Director, Lucas Dow, said: "The sale of our interest in the Ewoyaa Project improves financial flexibility and allows us to sharpen our strategic focus on our North American assets. Importantly, it removes onerous development funding obligations and simplifies our portfolio by eliminating the structural complexities associated with Ewoyaa's ownership structure. The US$71m in gross proceeds will underpin further balance sheet flexibility as we pursue near term development activities that will strengthen our position as a leading North American lithium producer."

BMO Capital Markets’ acted as financial advisor in respect of the transaction.

Announcement authorised for release by Elevra’s Board of Directors.

1 Atlantic Lithium Limited announcement dated 7 May 2026 titled "Atlantic Lithium enters into a Binding Scheme of Implementation Deed with Zhejiang Huayou Cobalt".

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia +61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Central Québec. In the United States, Elevra has the Carolina Lithium project (100%).

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +617 3369 7058

ELEVRA LITHIUM	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: May 11, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel